Exhibit 1

Dear Unitholders,

It’s been nearly a year since our investor group called a meeting at which Unitholders voted to remove Bank of New York Mellon (BONY) as Trustee of the Pacific Coast Oil Trust. The near unanimity of that vote—95.7% in favor—spoke to the breathtaking negligence of BONY in ignoring mounting signs of impropriety at our Trust:

•	PwC resigning as auditor, citing an “unwilling[ness] to be associated with the Trust’s financial statements”[i]
•	The Trust’s new operator imposing on the Trust environmental liabilities that the Trust’s final IPO prospectus declared were liabilities of the operatorii and that the Trust’s pervious operator—who wrote the Conveyance Agreement—did not treat as liabilities of the Trust
•	The treatment of environmental liabilities being in clear violation of ASC 410-20iii and of section 5, 20 of the Conveyance Agreementiv (which holds that liabilities for pre-2012 wells are obligations of the operator)
•	A former CEO of the operator turning whistleblower and providing voluminous evidence of a scheme to expropriate Trust assets via inflated liabilities[v]
•	BONY’s own consultants opining that the operator’s accounting “does not correspond with the conceptual accounting standard of matching expenses to revenues”vi
•	The operator’s own expert witness acknowledging that “It would be very rare that GAAP would allow that”vii
•	A California judge opining (in dicta) that the disputed liabilities can’t be taken “all in one year”viii
•	The same judge granting a Temporary Restraining Order enjoining dissolution of the trust (in California, the granting of a TRO indicates that a judge believes that the moving party is likely to prevail on the merits)ix

Unfortunately, it has been ruled that Unitholders themselves cannot bring these incredible facts before a judge; only the Trustee can do that, and for unknown reasons BONY has refused to assert claims against the operator. When we canvassed the half dozen or so name brand trustees who do oil & gas work, none was willing to step into the mess created by BONY. Ultimately, we concluded that BONY had so poisoned the well that it may be impractical to put any competent replacement in their seat. We withdrew our trustee nomination, and so BONY remains in limbo—technically fired, but continuing to act as Trustee until replaced.

Meanwhile, the Trust is entering its fifth year with no audit. Large accounting restatements at complex operating companies can take several years but almost never five. And our Trust is not an operating company: it’s a glorified post office box that receives one big royalty check and then mails out many small royalty checks. For an audit to have taken this long suggests fairly obvious presumptions about the propriety of the accounting that caused so many different parties to look at our operator’s actions in astonishment.

That operator, by the way, is currently being sued by a working interest partner for nonpayment of invoices relating to properties of which we are part owners. The amounts in dispute appear to be material to the value of the Trust, yet BONY has not seen fit to disclose the dispute to Unitholders on Form 8-K; you are probably hearing about it for the first time today. Despite the Trust’s claims against the operator possibly being superseded by claims from more alert creditors, BONY has not required that the operator escrow the Asset Retirement Obligation funds being withheld. Those withholdings—whose validity is under dispute— should not be distributed to the operator’s owners, be exposed to any legal claim, or be used for any purpose other than the retirement of assets.

Although BONY is asleep, we are not. We continue to explore all avenues available for recovering the roughly $100M in market capitalization destruction caused by BONY’s inaction, as well as the roughly $37M in distributions improperly withheld since late 2019.

We look forward to justice being done.

Best,

Carson Mitchell	Tim Eriksen
Managing Member	Managing Member
Shipyard Capital Management LLC	Cedar Creek Partners LLC
carson@shipyardcapital.com	tim@eriksencapital.com

i https://sec.report/Document/0001104659-19-053711/

ii https://royt.q4web.com/trust-overview/default.aspx

iii https://asc.fasb.org/1943274/2147481821

iv https://www.sec.gov/Archives/edgar/data/1538822/000119312512275127/d369242dex101.htm

v https://www.courtlistener.com/docket/18700439/scott-wood-v-newbridge-resources-group-llc/

vi Evergreen Capital Management v. Pacific Coast Energy Company, 20STCV26290, Declaration of Jing-Li Yu, Exhibit M at p.45, uploaded to docket on www.lacourt.org on 1 December 2021

vii Evergreen Capital Management v. Pacific Coast Energy Company, 20STCV26290, Declaration of Jing-Li Yu, Exhibit M at p.21, uploaded to docket on www.lacourt.org on 1 December 2021

viii Evergreen Capital Management v. Pacific Coast Energy Company, 20STCV26290, Exhibit 8 to Declaration of Sashe D. Dimitroff, uploaded to docket on www.lacourt.org on 13 December 2021; Evergreen Capital Management v. Pacific Coast Energy Company, 20STCV26290, Ruling on Evergreen Capital Management LLC’s ex parte application, uploaded to docket on www.lacourt.org on 16 December 2021

ix Evergreen Capital Management v. Pacific Coast Energy Company, 20STCV26290, Ruling on Evergreen Capital Management LLC’s ex parte application for temporary restraining order, uploaded to docket on www.lacourt.org on 16 December 2021